FOR IMMEDIATE RELEASE

SBS Technologies Reports Results of Third Quarter of
Fiscal Year 2006 Ended March 31, 2006

Albuquerque, New Mexico (April 20, 2006) - SBS Technologies® (Nasdaq: SBSE), a leading designer and manufacturer of embedded computer solutions for the government, commercial, and communications infrastructure markets, today announced the results of its third quarter of fiscal year 2006 ended March 31, 2006. Highlights from SBS' financial results for the quarter include:

  Sales were $39.3 million.
  Bookings were $40.9 million.
  Twelve design wins were reported.
  Book-to-bill ratio was 1.04 to 1.
  Net income was $1.0 million.
  EPS was $0.06.
  Gross profit as a percentage of sales was 42.4%.
  Backlog at the end of the quarter was $51.8 million, compared with $49.9 million at the end of the prior quarter.
  Cash was $53.2 million at the end of the quarter, unchanged from the prior quarter.
  SBS remains debt-free.

"Fiscal year 2006 marks our fourteenth year as a public company," said Clarence W. Peckham, CEO. "With the proposed merger of SBS and GE Fanuc which we announced on March 20, 2006, this may be our last report as an independent public company, and I'd like to thank every SBS shareholder for their support over these many years in helping us build this great company."

MERGER AGREEMENT

On March 19, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 19, 2006, by and among the Company, GE Fanuc, a Delaware corporation, and GME, a New Mexico corporation and wholly owned subsidiary of GE Fanuc. At the effective time of the Merger, each issued and outstanding share of the Company's common stock, no par value (the "Shares"), other than Shares owned by the Company, GE Fanuc or GME, or by any shareholders who are entitled to and who properly exercise dissenters' rights under the New Mexico Business Corporation Act, will be cancelled and converted automatically into the right to receive $16.50 in cash, without interest. Also at the effective time of the Merger, each outstanding option to purchase the Company's common stock will be terminated and cancelled and converted automatically into the right to receive a cash payment equal to the excess, if any, of $16.50 over the per share exercise price for each share issuable under such option. Each restricted stock award, to the extent the underlying shares have not been issued at the effective time, will be terminated and cancelled and converted automatically into the right to receive a cash payment equal to $16.50 for each share issuable thereunder. Consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including the approval by the holders of at least a majority of the outstanding shares of the Company's common stock, the receipt of all regulatory approvals, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary conditions. SBS anticipates having all required shareholder, regulatory and other approvals necessary to close the merger late in the second calendar quarter or during the third calendar quarter of 2006.

SALES

Sales for the third quarter were $39.3 million, an increase of 5.2% compared to $37.3 million in sales for last year's third quarter. On a sequential basis, total sales increased 5.3%, compared to $37.3 million in sales for the quarter ended December 31, 2005.  Sales for the nine months ended March 31, 2006 were $110.7 million, a decrease of 3.3% from $114.5 million for the same period of the prior fiscal year.

                                             SALES BY SEGMENT
                                          (dollars in millions)

                          Mar. 31,   % of    Mar. 31,   % of    Dec. 31,   % of
Three months ended:         2006     total     2005     total     2005     total
------------------------  --------- -------  --------- -------  --------- -------

Americas Group.......... $    24.1      61% $    22.9      61% $    21.3      57%
Europe Group............      15.2      39%      14.4      39%      16.0      43%
                          --------- -------  --------- -------  --------- -------
Total................... $    39.3     100% $    37.3     100% $    37.3     100%
                          ========= =======  ========= =======  ========= =======

                          Mar. 31,   % of    Mar. 31,   % of
Nine months ended:          2006     total     2005     total
------------------------  --------- -------  --------- -------

Americas Group.......... $    67.3      61% $    73.3      64%
Europe Group............      43.4      39%      41.1      36%
                          --------- -------  --------- -------
Total................... $   110.7     100% $   114.5     100%
                          ========= =======  ========= =======

By segment, sales for the third quarter by the Americas Group were $24.1 million, an increase of 5.3%, and sales by the Europe Group were $15.2 million, an increase of 5.0%, net of a 9.7% decline in currency exchange rates, both compared to the third quarter of the previous fiscal year.  On a sequential basis, sales by the Americas Group increased 13.3% and sales by the Europe Group decreased 5.2%, net of a 1.0% increase in currency exchange rates, both compared to the quarter ended December 31, 2005. Sales for the nine months ended March 31, 2006 by the Americas Group were $67.3 million, a decrease of 8.2% and sales by the Europe Group were $43.4 million, an increase of 5.5%, net of a 6.8% decline in currency exchange rates, both compared to the nine months ended March 31, 2005.

                                           SALES BY END MARKET
                                          (dollars in thousands)

                          Mar. 31,   % of    Mar. 31,   % of    Dec. 31,   % of
Three months ended:         2006     total     2005     total     2005     total
------------------------  --------- -------  --------- -------  --------- -------

Government.............. $    20.2      51% $    17.4      47%      19.4      52%
Communications..........      11.0      28%      10.9      29%      10.0      27%
Commercial..............       8.1      21%       9.0      24%       7.9      21%
                          --------- -------  --------- -------  --------- -------
Total................... $    39.3     100% $    37.3     100%      37.3     100%
                          ========= =======  ========= =======  ========= =======

                          Mar. 31,   % of    Mar. 31,   % of
Nine months ended:          2006     total     2005     total
------------------------  --------- -------  --------- -------

Government.............. $    54.1      49% $    51.5      45%
Communications..........      31.7      29%      31.7      28%
Commercial..............      24.9      22%      31.3      27%
                          --------- -------  --------- -------
Total................... $   110.7     100% $   114.5     100%
                          ========= =======  ========= =======

By end market, for the quarter ended March 31, 2006, sales to government customers were $20.2 million, an increase of 15.9%, sales to communications customers were $11.0 million, an increase of 1.4%, and sales to commercial customers were $8.1 million, a decrease of 10.8%, all compared to the third quarter of the prior fiscal year.  On a sequential basis, sales to government customers increased 3.9%, sales to communications customers increased 10.6%, and sales to commercial customers increased 2.1%, all compared to the quarter ended December 31, 2005. For the nine months ended March 31, 2006, sales to government customers were $54.1 million, an increase of 4.9%, sales to communications customers were $31.7 million, consistent with the prior year, and sales to commercial customers were $24.9 million, a decrease of 20.3%, all compared to the same period of the prior fiscal year.

For the quarter ended March 31, 2006, as a percentage of total sales, sales to one communications customer, Ericsson, represented 19% of sales, sales to one commercial customer, Applied Materials, represented 6% of sales, and no other customer represented more than 5% of sales.

NET INCOME

Net income for the quarter ended March 31, 2006 was $1.0 million, compared to $256,000 for the same period of the prior fiscal year.  For the nine months ended March 31, 2006, net income was $1.5 million compared to $3.7 million for the nine months ended March 31, 2005.  Net income per common share - assuming dilution, for the quarter ended March 31, 2006, was $0.06, compared to $0.02 reported for the third quarter of the prior fiscal year.  Net income per common share - assuming dilution, for the nine months ended March 31, 2006 was $0.10, compared to $0.23 for the same period of the prior fiscal year.

GROSS PROFIT

Gross profit for the quarter as a percentage of sales was 42.4%, compared to 41.5% for the third quarter of the prior fiscal year, and 43.5% for the preceding quarter of the current fiscal year.  Compared to the preceding quarter, a change in our sales mix negatively impacted gross profit as a percentage of sales due to a higher proportion of lower margin product sales.  Consistent with SBS' Form 10-K for the year ended June 30, 2005, SBS has included the amortization of intangible assets associated with completed technology and license agreements as a separate component of cost of sales.

BACKLOG

Company backlog as of March 31, 2006 was approximately $51.8 million compared to $45.1 million at the end of the third quarter of the prior fiscal year, and $49.9 million at the end of the preceding quarter.  Bookings for the quarter were $40.9 million, resulting in a book-to-bill ratio of 1.04 to 1. For the nine months ended March 31, 2006, bookings of $118.3 million resulted in a book-to-bill ratio of 1.07 to 1.

CASH

The cash balance at March 31, 2006 was $53.2 million, consistent with the end of the prior quarter, and SBS remains debt free.

DESIGN WINS

During the quarter ended March 31, 2006, SBS achieved twelve design wins, bringing the total to thirty-eight for the first nine months of this fiscal year. This compares to twenty-one design wins achieved for the first nine months of the prior fiscal year. For the quarter ended March 31, 2006, by market, there were seven government, four communications and one commercial design wins.

In the government and commercial markets, each reported design win represents a minimum initial purchase order of $100,000; in the communications market, each reported design win represents a minimum initial purchase order of $10,000. All design wins are forecasted to produce a minimum of $500,000 in sales annually when in production.

In the government market, five of the design wins were systems for upgrades of existing platforms or for new unmanned aerial vehicle (UAV) programs. The other two design wins were Ethernet and Fibre Channel solutions for existing avionics and ground-based platforms.

The four communications design wins were two AdvancedMC™ applications, a single board computer application and an Ethernet switch application. The new commercial design win was a single board computer used in a marine environment control system.

NEW PRODUCTS

During the quarter ended March 31, 2006, SBS released eleven new products. Seven of the new products were Rugged Chassis for military applications. In addition there was one new Intel® Pentium® M Processor for 6U CompactPCI® applications and two new products in new product lines. The first new product line was a network processor based application and the new product released was a Multi Service four port OC-3/STM1 AdvancedMC™ card. The second new product line was an Avionics Full Duplex Ethernet (AFDX) application, and the new product was a 6U VMEbus processor card that provides AFDX protocol support. The other new product released was an AdvancedMC carrier blade, the first product released by SBS to support IBM® BladeCenter® Servers.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems.  Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains a forward-looking statement regarding the announcement on March 20, 2006 that SBS entered into an Agreement and Plan of Merger dated as of March 19, 2006, by and among SBS, GE Fanuc and GME. We anticipate having all required shareholder, regulatory and other approvals necessary to close the merger late in the second calendar quarter or during the third calendar quarter of 2006. Consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including the approval by the holders of at least a majority of the outstanding shares of the Company's common stock, the receipt of all regulatory approvals, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary conditions. For more information, please see the Agreement and Plan of Merger attached to Form 8-K filed by SBS on March 23, 2006 and available for review at www.sec.gov. Any other forward-looking statements contained herein are subject to the risk factors contained in our Form 10-K for the fiscal year ended June 30, 2005, available for review at www.sec.gov.

Brand or product names are registered trademarks or trademarks of their respective holders.

Tables to Follow

SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
 Thousands (except per share amounts)
(Unaudited)

                                                        Three Months Ended      Nine Months Ended
                                                            March 31,               March 31,
                                                      ---------------------   ---------------------
                                                          2006        2005        2006        2005
                                                      ---------   ---------   ---------   ---------
Sales.............................................. $   39,274  $   37,334  $  110,696  $  114,464
Cost of sales:
  Cost of products sold............................     22,369      21,465      62,817      63,544
  Amortization of intangible assets................        261         362         781       1,179
                                                      ---------   ---------   ---------   ---------
    Total cost of sales............................     22,630      21,827      63,598      64,723
                                                      ---------   ---------   ---------   ---------
Gross profit.......................................     16,644      15,507      47,098      49,741

Selling, general and administrative expense........      8,472       8,900      25,547      26,044
Research and development expense...................      6,975       6,556      20,197      18,163
Amortization of intangible assets..................         82          77         240         228
                                                      ---------   ---------   ---------   ---------
Operating income (loss)............................      1,115         (26)      1,114       5,306
                                                      ---------   ---------   ---------   ---------
Interest and other income, net.....................        482         265       1,288         610
Foreign exchange gains (losses)....................        (36)        159         (35)       (285)
                                                      ---------   ---------   ---------   ---------
                                                           446         424       1,253         325
                                                      ---------   ---------   ---------   ---------
Income before income taxes.........................      1,561         398       2,367       5,631
Income tax expense.................................        546         142         828       1,974
                                                      ---------   ---------   ---------   ---------
Net income......................................... $    1,015  $      256  $    1,539  $    3,657
                                                      =========   =========   =========   =========

Earnings per share data:
  Net income per share............................. $     0.06  $     0.02  $     0.10  $     0.24
                                                      =========   =========   =========   =========
  Net income per share -
    assuming dilution.............................. $     0.06  $     0.02  $     0.10  $     0.23
                                                      =========   =========   =========   =========

Weighted average shares used in net income
  per share computations...........................     15,674      15,587      15,658      15,541
                                                      =========   =========   =========   =========
Weighted average shares used in net income
  per share - assuming dilution computations.......     15,823      15,763      15,742      15,732
                                                      =========   =========   =========   =========

SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
 Thousands (except per share amounts)
(Unaudited)

                                                                     March 31,          June 30,
                                                                       2006               2005
                                                                 ----------------   ----------------
                          ASSETS
Current assets:
  Cash and cash equivalents.................................... $         53,197   $         55,195
  Receivables, net ............................................           29,578             27,535
  Inventories..................................................           26,066             21,815
  Deferred income taxes........................................            1,354              1,361
  Prepaid expenses.............................................            1,549              1,676
  Other current assets.........................................            1,563                718
                                                                 ----------------   ----------------
    Total current assets.......................................          113,307            108,300

Property and equipment, net....................................            6,575              7,635
Goodwill.......................................................           17,175             16,995
Intangible assets, net.........................................            2,163              3,108
Deferred income taxes..........................................           15,187             15,529
Other assets...................................................              898                891
                                                                 ----------------   ----------------
    Total assets............................................... $        155,305   $        152,458
                                                                 ================   ================
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................. $          5,258   $          4,509
  Accrued representative commissions...........................              959                819
  Income taxes payable.........................................            2,160              3,051
  Accrued compensation.........................................            4,426              4,851
  Other current liabilities ...................................            3,152              3,209
                                                                 ----------------   ----------------
    Total current liabilities..................................           15,955             16,439
Other long-term liabilities....................................              187                132
                                                                 ----------------   ----------------
    Total liabilities..........................................           16,142             16,571
                                                                 ----------------   ----------------
Stockholders' equity:
  Common stock, no par value; 200,000,000 shares authorized;
    15,723,445 issued and outstanding at March 31, 2006,
    15,645,929 issued and outstanding at June 30, 2005                   100,500             98,369
  Unearned compensation .......................................             (899)               (84)
  Accumulated other comprehensive income.......................            2,435              2,014
  Retained earnings............................................           37,127             35,588
                                                                 ----------------   ----------------
    Total stockholders' equity.................................          139,163            135,887
                                                                 ----------------   ----------------
    Total liabilities and stockholders' equity................. $        155,305   $        152,458
                                                                 ================   ================

###

Contact: Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com